1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

Matthew J. Carter matthew.carter@dechert.com +1 202 261 3395 Direct +1 202 261 3333 Fax

January 14, 2025

Via Edgar

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, DC 20549

Attn:	Mr. Asen Parachkevov

Re:	Morgan Stanley Direct Lending Fund

Registration Statement on Form N-14

File No. 333-283653

Dear Mr. Parachkevov:

On behalf of Morgan Stanley Direct Lending Fund (the “Company”), this letter responds to the comment issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a telephone call on January 14, 2025 between Mr. Asen Parachkevov of the Staff and Mr. Matthew Carter of Dechert LLP, outside counsel to the Company relating to the Company’s registration statement on Form N-14 that was initially filed with the SEC on December 6, 2024 (as amended, the “Registration Statement”).

For your convenience, the Staff’s comment is included in this letter, and the comment is followed by the response of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in Amendment No. 1 to the Registration Statement filed by the Company on January 8, 2025.

1.	Comment: Please file correspondence where the Company includes the undertakings required by Rule 484(b)(3) under the Securities Act of 1933, as amended (the “Securities Act”).

Response: As requested, the Company undertakes as follows:

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described in the Registration Statement, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling

January 14, 2025 Page 2

person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

* * * * * *

January 14, 2025 Page 3

Should you have any questions regarding this letter, please contact me at (202) 261-3395 or by email at matthew.carter@dechert.com, Thomas Friedmann at (617) 728-7120 or by email at thomas.friedmann@dechert.com, or William Bielefeld at (202) 261-3386 or by e-mail at william.bielefeld@dechert.com.

Sincerely,

/s/ Matthew J. Carter
Matthew J. Carter

cc:	Jeffrey S. Levin, Morgan Stanley Direct Lending Fund

Orit Mizrachi, Morgan Stanley Direct Lending Fund

David Pessah, Morgan Stanley Direct Lending Fund

Thomas J. Friedmann, Dechert LLP

William J. Bielefeld, Dechert LLP